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                                                FILED PURSUANT TO RULE 424(b)(3)
                                                  SEC REGISTRATION NO. 333-84681

PROSPECTUS

                             LEVEL 8 SYSTEMS, INC.
                        4,200,000 SHARES OF COMMON STOCK
                                ----------------

    This prospectus relates to an aggregate of up to 4,200,000 shares of common stock, $.001 par value, which are being offered by the stockholders of our company named in the section entitled "Selling Stockholders" on page 17. These shares include:

    - Up to 2,100,000 shares of our common stock which the selling stockholders may acquire upon conversion of our Series A 4% Convertible Redeemable Preferred Stock which were sold to the selling stockholders in a private transaction; and

    - Up to 2,100,000 shares of our common stock which are issuable upon the exercise of warrants. We issued the warrants to purchase 2,100,000 shares of our common stock to the selling stockholders in connection with the selling stockholders' purchase of our Series A 4% Convertible Redeemable Preferred Stock pursuant to a Securities Purchase Agreement dated June 28, 1999, among our company and the selling stockholders.

    The selling stockholders may also offer additional shares of common stock acquired upon conversion of the Series A 4% Convertible Redeemable Preferred Stock or exercise of the warrants as a result of anti-dilution provisions, stock splits, stock dividends or similar transactions.

    We will not receive any of the proceeds from any future sale of the shares of common stock issued to the selling stockholders upon conversion of the Series A 4% Convertible Redeemable Preferred Stock or the exercise of the warrants. Our company will, however, receive the proceeds from the exercise of the warrants issued to the selling stockholders. The per share exercise price of the warrants is $10.00, subject to adjustment.

    The selling stockholders may sell the shares of common stock from time to time in various types of transactions, including on The Nasdaq National Market, in the over-the-counter market, and in privately negotiated transactions.

    For additional information on methods of sale, you should refer to the section entitled "Plan of Distribution" on page 21. The selling stockholders will determine the price of the shares of common stock independent of our company. On August 17, 1999, the last sales price of the common stock on The Nasdaq National Market was $10.75 per share.

    Our company's common stock is quoted on The Nasdaq National Market under the symbol "LVEL."

    Investing in these securities involves a high degree of risk. See the "Risk Factors" section beginning on page 6.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                The date of this prospectus is August 18, 1999.
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                               TABLE OF CONTENTS

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YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS BECAUSE THEY ARE INHERENTLY UNCERTAIN....................           3
WHERE CAN YOU FIND MORE INFORMATION........................................................................           3
THE COMPANY................................................................................................           4
RISK FACTORS...............................................................................................           6
USE OF PROCEEDS............................................................................................          15
SELLING STOCKHOLDERS.......................................................................................          16
DESCRIPTION OF CAPITAL STOCK...............................................................................          18
PLAN OF DISTRIBUTION.......................................................................................          19
EXPERTS....................................................................................................          20
LEGAL MATTERS..............................................................................................          21
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    We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

    Level 8, Level 8 Systems, Geneva, Geneva Integrator and Falcon MQ are trademarks of Level 8 Systems, Inc. Seer and Seer*HPS are registered trademarks of Seer Technologies, Inc. All other product and company names are for identification purposes only and are the property of, and may be the trademarks of, their respective owners.

                                       2
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       YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS BECAUSE THEY ARE
                              INHERENTLY UNCERTAIN

    This prospectus contains forward-looking statements that involve risks and uncertainties. You should not rely on these forward-looking statements. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify forward-looking statements. These statements appear throughout the prospectus and are statements regarding our intent, belief, or current expectations, primarily with respect to our operations and related industry developments. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described below and elsewhere in this prospectus.

                      WHERE CAN YOU FIND MORE INFORMATION

    This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. Some information in the registration statement has been omitted from this prospectus in accordance with SEC rules. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy the registration statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's World Wide Web site at http://www.sec.gov. Our common stock is quoted on The Nasdaq National Market under the symbol "LVEL." Reports, proxy and information statements and other information concerning our company may be inspected at The Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

    The SEC allows us to "incorporate by reference" the information we have previously filed with it, which means that we can disclose important information to you by referring you to those documents. All information that we have incorporated by reference is available to you in accordance with the above paragraph. The information incorporated by reference is considered to be a part of this prospectus, and information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling stockholders have sold all the shares.

    The following documents filed with the SEC are incorporated by reference in this prospectus:

    1.  Our Annual Report on Form 10-K for the fiscal year ended December 31,
       1998;

    2.  Our Current Report on Form 8-K/A filed with the SEC on January 11, 1999;

    3.  Our Current Report on Form 8-K/A filed with the SEC on January 15, 1999;

    4.  Our Current Report on Form 8-K filed with the SEC on January 15, 1999;

    5.  Our Current Report on Form 8-K filed with the SEC on January 21, 1999;

    6.  Our Current Report on Form 8-K/A filed with the SEC on March 16, 1999;

    7. Our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1998 and filed with the SEC on April 22, 1999;

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    8.  Our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1998 and filed with the SEC on April 22, 1999;

    9. Our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 1998 and filed with the SEC on April 22, 1999;

    10. Our Current Report on Form 8-K filed with the SEC on April 30, 1999;

    11. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

    12. Our definitive Proxy Statement for our 1999 Annual Meeting of Stockholders held on May 26, 1999;

    13. Our Current Report on Form 8-K/A filed with the SEC on June 29, 1999;

    14. Our Current Report on Form 8-K/A filed with the SEC on July 12, 1999;

    15. Our Current Report on Form 8-K filed with the SEC on July 23, 1999;

    16. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999;
       and

    17. The description of our common stock set forth in our registration statement on Form 8-A filed with the SEC on July 11, 1995 (as modified by the "Description of Capital Stock" contained in this prospectus).

    We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Dennis McKinnie, Esq., Senior Vice President, Chief Legal and Administrative Officer; Corporate Secretary, Level 8 Systems, Inc., 8000 Regency Parkway, Cary, North Carolina 27511, telephone: (919) 380-5000.

                                  THE COMPANY

    Our company is a leading provider of business integration solutions. Business integration solutions address the emerging need for a company's information systems to deliver enterprise-wide views of the company's business information processes. As new computer technologies have proliferated in enterprise computing environments, the integration and management of the applications which rely on them has become increasingly complex. Our products and services are designed to enable organizations to address information systems integration and management problems in a simple and cost effective way. We provide customers with solutions to meet their enterprise application integration (EAI) and development needs. Our products allow companies to link their critical business applications internally across the enterprise and externally with strategic business partners. Our products and services also enable organizations to engage in electronic commerce. Electronic commerce or "E-commerce" refers to business conducted over the Internet. Currently, our products and services are sold worldwide through a network of regional sales offices. To date, our products and services have been utilized by companies in a wide variety of industries, including banking and financial services, insurance, retail, manufacturing, data processing, public utilities and transportation. Specifically, our customer base includes major corporations around the world such as ABN AMRO, Information Technology Services Company, Credit Suisse First Boston, Italia Telecom, Prudential Insurance Company of America, Sikorsky Aircraft, TeleDenmark A/S, Telenor A/S, Drugstore.com and Montgomery Ward & Co., Incorporated.

    Our company was incorporated under New York law in 1988 under the name Advanced Systems U.S.A. (LSU) Inc., and was initially a wholly owned subsidiary of Liraz Systems Ltd., an Israeli public company in the systems integration business. In June 1999, we reincorporated under Delaware law. Our principal executive offices are located at 8000 Regency Parkway, Cary, North Carolina 27511. Our company's telephone number is (919) 380-5000.

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RECENT FINANCING

    On June 29, 1999, we completed a $21 million private placement of 21,000 shares of our Series A 4% Convertible Redeemable Preferred Stock, convertible into an aggregate of 2.1 million shares of our common stock. Holders of the Series A Preferred Stock are entitled to receive 4% annual cash dividends payable quarterly and will have one vote per share of Series A Preferred Stock, voting together with the common stock and not as a separate class except on certain matters adversely affecting the rights of holders of the Series A Preferred Stock. The Series A Preferred Stock may be redeemed at our option at a redemption price equal to the original purchase price at any time after June 29, 2000 if the closing price of our common stock over 20 consecutive trading days is greater than $20.00 per share. The conversion price of the Series A Preferred Stock is subject to certain anti-dilution provisions, including adjustments in the event of certain sales of common stock at a price of less than $10.00 per share. In the event we breach our obligations to pay dividends when due or issue common stock upon conversion, or our common stock is delisted, the dividend rate on the Series A Preferred Stock would increase to 18% per annum (partially payable in shares of common stock at our option during the first 60 days of such increased dividend rate). As part of the $21 million financing, we also issued to the investors warrants to purchase 2.1 million shares of common stock at an exercise price of $10.00 per share. We have agreed to register the common stock issuable upon conversion of the Series A Preferred Stock and exercise of the warrants for resale under the Securities Act of 1933, as amended. We are required to make certain payments in the event we are unable to meet our obligations in connection with the Series A Preferred Stock and warrants, such as registration under the Securities Act or issuance of shares of common stock upon conversion or exercise. The aggregate amount of all such payments, together with dividends on the Series A Preferred Stock, is limited to 19% of the liquidation value of the Series A Preferred Stock. If we privately place shares in the future at a price less than $10 per share of common stock, holders of Series A Preferred Stock would have the right to purchase a pro rata portion of the privately placed shares. Investors in the Series A Preferred Stock and warrants include Advanced Systems Europe B.V. and investment funds affiliated with Brown Simpson Asset Management and Seneca Capital Management. Advanced Systems Europe B.V. purchased $10 million of Series A Preferred Stock and warrants in the transaction and is a subsidiary of Liraz Systems, Ltd., our controlling stockholder.

    The foregoing summary description is qualified in its entirety by reference to the definitive transaction documents, which are attached to our Current Report on Form 8-K filed with the SEC on July 23, 1999 and incorporated herein by reference.

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                                  RISK FACTORS

    Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase shares of our common stock.

OUR FUTURE SUCCESS DEPENDS ON THE MARKET ACCEPTANCE OF OUR NEW GENEVA INTEGRATOR

    In April 1999, we introduced our new Geneva Integrator software product which we expect will generate a substantial portion of our revenues within the next year. Moreover, we are re-focusing much of our business efforts from the middleware to the enterprise application integration, or EAI, market. Geneva Integrator will be essential to this effort. While a small number of our customers have used Geneva Integrator products for limited applications, Geneva Integrator may not achieve or maintain significant market acceptance. The market acceptance of Geneva Integrator will depend on a number of factors, including:

    - the success of the initial Geneva Integrator implementations and customers' willingness to provide favorable references to prospective customers;

    - the rate of market share growth for Microsoft Corporation's Windows operating system in enterprise information technology environments;

    - the accuracy of industry analyst predictions that the focus of information technology departments will shift to application integration, development and electronic commerce enablement as Year 2000 problem remediation efforts begin to wind down in 2000;

    - the possible introduction of functionally superior competitive offerings;

    - Microsoft's development and provision of equivalent technology as part of its Windows operating system; and

    - our ability to accurately anticipate evolving market requirements and deliver enhancements to Geneva Integrator's functionality to meet those needs within competitive windows of opportunity.

If, because of the comparative attractiveness of competing products, our inability to ship Geneva Integrator in a timely way, or for any other reason, we cannot achieve a rapid and significant level of market acceptance for the product, then we may not be able to fulfill our business plan or successfully transition our company to the EAI market. Accordingly, failure of Geneva Integrator to achieve or maintain significant market acceptance would have a material adverse effect on our business, operating results and financial condition.

WE HAVE A HISTORY OF LOSSES

    Although we reported operating income and net income in 1997, we have experienced since 1996 operating losses and net losses on a pro forma basis (reflecting our acquisition of Seer Technologies, Inc.). We incurred net losses of $25.1 million for 1998 ($88.1 million on a pro forma basis reflecting our acquisition of Seer) and $8.1 million for the six months ended June 30, 1999. At June 30, 1999, we had working capital of $5.2 million and an accumulated deficit of $33.3 million. Although we have raised $21 million of equity financing from the sale of the Series A Preferred Stock and warrants, our ability to generate positive cash flow is dependent upon our achieving and sustaining certain cost reductions and generating sufficient revenues for the year. Part of our strategy is to grow our business rapidly through a series of carefully selected, synergistic acquisitions. Accounting for these acquisitions in accordance with generally accepted accounting principles and SEC rules and regulations may require our company to amortize intangible assets for several years after an acquisition or record significant

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charges for in-process research and development at the time of acquisition.
These charges are typically non-cash in nature. Therefore, due to these and other factors, we expect that we will continue to experience net losses for at least the next 12 months. We cannot predict with accuracy our future results of operations and believe that any period-to-period comparisons of our results of operations are not meaningful. We expect to increase our operating expenses significantly, expand our sales and marketing operations and continue to develop and enhance our products. In the future, we may not generate sufficient revenues to pay for all of these operating costs or other expenses. In addition, dividends of $210,000 per quarter accrue on the outstanding Series A Preferred Stock and are required to be declared and paid in cash to the extent funds are legally available for the payment of dividends. If we fail to generate sufficient cash to pay these expenses and dividends, we will need to identify other sources of financing. We may not be able to borrow money or issue more shares of common stock or other securities to meet our cash needs, and even if we can complete such transactions, the terms may not be favorable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the documents incorporated by reference for a more complete description of our historical financial condition, results of operations and liquidity.

BECAUSE OUR EXPENSES ARE LARGELY FIXED, AN UNEXPECTED REVENUE SHORTFALL MAY
  ADVERSELY AFFECT OUR BUSINESS

    Our expense levels are based primarily on our estimates of future revenues and are largely fixed. A large portion of our expense relates to headcount that cannot be easily reduced without adversely affecting our business. We also intend to hire additional personnel to support the growth of our business. This expansion will substantially increase our operating expenses. We may be unable to adjust spending rapidly enough to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to our planned expenditures would reduce, and possibly eliminate, any operating income and could materially adversely affect our business, operating results and financial condition.

BECAUSE WE CANNOT ACCURATELY PREDICT THE AMOUNT AND TIMING OF INDIVIDUAL SALES,
  OUR QUARTERLY OPERATING RESULTS MAY VARY SIGNIFICANTLY, WHICH MAY ADVERSELY IMPACT OUR STOCK PRICE

    Our quarterly operating results have varied significantly in the past, and we expect they will continue to do so in the future. We have derived, and expect to continue to derive in the near term, a significant portion of our revenue from relatively large customer contracts or arrangements. The timing of revenue recognition from those contracts and arrangements has caused and may continue to cause fluctuations in our operating results, particularly on a quarterly basis. Our quarterly revenues and operating results typically depend upon the volume and timing of customer contracts received during a given quarter and the percentage of each contract which we are able to recognize as revenue during the quarter. Each of these factors is difficult to forecast. As is common in the software industry, the largest portion of software license revenues are typically recognized in the last month of each fiscal quarter and the third and fourth quarters of each fiscal year. We believe these patterns are partly attributable to budgeting and purchasing cycles of our customers and our sales commission policies, which compensate sales personnel for meeting or exceeding periodic quotas.

    Furthermore, because the size of individual sales of the Seer*HPS and Geneva Integrator products are large and such sales can account for a large percentage of our revenue, a single sale may have a significant impact on the results of a quarter. In addition, the substantial commitment of executive time and financial resources that have historically been required in connection with a customer's decision to purchase certain of our products increases the risk of quarter-to-quarter fluctuations. Typically, the purchase of our products involves a significant technical evaluation by the customer and the delays frequently associated with customers' internal procedures to approve large capital expenditures and to test, implement and accept new technologies that affect key operations. This evaluation process

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frequently results in a lengthy sales process of several months. It also subjects the sales cycle for our products to a number of significant risks, including our customers' budgetary constraints and internal acceptance reviews. The length of our sales cycle may vary substantially from customer to customer. We typically do not have any material backlog of unfilled software orders, and product revenue may fluctuate from quarter-to-quarter due to the completion or commencement of significant assignments, the number of working days in a quarter and the utilization rate of services personnel. As a result of these factors, we believe that a period-to-period comparison of our historical results of operations is not necessarily meaningful and should not be relied upon as indications of future performance. In particular, our revenues in the third and fourth quarters of our fiscal years may not be indicative of the revenues for the first and second quarters. Fluctuations in operating results may have a material adverse effect on our business, operating results and financial condition, and could result in volatility of the trading price of our common stock. Moreover, if our quarterly results do not meet the expectations of our securities analysts and investors, the trading price of our common stock would likely decline.

GENERAL ECONOMIC CONDITIONS MAY AFFECT INVESTORS EXPECTATIONS REGARDING OUR
  FINANCIAL PERFORMANCE AND ADVERSELY AFFECT OUR STOCK PRICE

    Certain industries to which we sell our products, such as the financial services industry, are highly cyclical. In addition, we market our products and services internationally, and historically a substantial portion of our revenue has been derived from markets outside the United States. In the future, our results may be subject to substantial period-to-period fluctuations as a consequence of the industry patterns of our customers, general or regional economic conditions and other factors. These factors may also have a material adverse effect on our business, operating results and financial condition.

BECAUSE A SUBSTANTIAL AMOUNT OF OUR PRO FORMA REVENUES HAVE BEEN DERIVED FROM
  OUR SEER*HPS PRODUCT, DECREASED DEMAND FOR THIS PRODUCT COULD ADVERSELY AFFECT OUR BUSINESS

    On a pro forma basis, a substantial amount of our revenues has been derived from the Seer*HPS products and services. Over 84% of our revenues for 1998 on a pro forma basis were derived from the Seer*HPS products and services. Although we intend to focus much of our future business efforts on the EAI market, we intend to continue to support and enhance the Seer*HPS product. We anticipate that the Seer*HPS product and related services over the near term will account for a substantial portion of our revenues. If our current or future competitors release new products that provide, or are perceived as providing, more advanced features, greater functionality, better performance, better compatibility with other systems or lower prices than our product line, demand for our Seer*HPS product or our other products and related services will likely decline. A decline in demand for, or market acceptance of, the Seer product line as a result of competition, technological change or other factors could have a material adverse effect on our business, operating results and financial condition.

LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS

    Our success depends to a significant extent on the performance of a number of key management and technical personnel, loss of one or more of whom could have a material adverse effect on our business. Our success will also depend in part on our ability to attract and retain qualified professional, technical, managerial and marketing personnel. In particular, we intend to expand our consulting force and our sales and marketing teams. Competition for such personnel in the software industry is intense. We may not be successful in attracting and retaining the personnel required to develop new and technical products to conduct our operations successfully.

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WE MAY LOSE MARKET SHARE AND BE REQUIRED TO REDUCE PRICES AS A RESULT OF
  COMPETITION FROM OUR EXISTING COMPETITORS, OTHER VENDORS AND INFORMATION SYSTEMS DEPARTMENTS OF CUSTOMERS

    We compete in markets that are intensely competitive and feature rapidly changing technology and evolving standards. To maintain or improve our position within these markets, or to compete in new markets, we must continue to enhance our current products and develop new products in a timely fashion. We expect to experience increased competition from current and potential competitors, many of which have longer operating histories, greater resources, greater name recognition, more extensive distribution and sales networks, and a larger, more established customer base. Accordingly, we may not be able to provide products and services that compare favorably with the products and services of our competitors. These competitive pressures could reduce our market share or require us to reduce the price of our products, either of which could have a material adverse effect on our business, operating results and financial condition.

WE MAY NOT HAVE THE RESOURCES TO SUCCESSFULLY MANAGE THE INTEGRATION OF SEER

    Our recent acquisition of Seer has placed significant demands on management as well as on our administrative, operational and financial resources. Our inability to successfully integrate Seer in order to realize the efficiencies and cost reductions expected as a result of this acquisition, or to generate sufficient revenues from the acquisition to offset associated acquisition costs, could have a material adverse effect on our business, operating results and financial condition. In addition, the integration of Seer will require substantial attention from management. None of our prior acquisitions has been of a magnitude that is comparable to the acquisition of Seer. The diversion of management's attention, as well as other difficulties which may be encountered in the transition and integration process, could have a material adverse impact on our revenues and operating results.

ACQUISITIONS MAY AFFECT FUTURE RESULTS OR FAIL TO BE INTEGRATED SUCCESSFULLY

    Part of our strategy is to grow our business rapidly through acquisitions, although there can be no guarantee that suitable companies, divisions or products will be available for acquisitions. Future acquisitions will also entail numerous risks, including our inability to successfully assimilate acquired operations and products, our inability to retain key employees of acquired operations and products, the diversion of management's attention, and the difficulties and uncertainties in transitioning to us key business relationships from the acquired entities. In addition to paying cash for future acquisitions, we may issue additional securities which would be dilutive to our existing stockholders. Alternatively, we may assume or incur debt obligations or large one-time expenses. These factors could have a material adverse effect on our business, operating results and financial condition.

    We may also evaluate, on a case-by-case basis, joint venture relationships with complementary businesses. Any joint venture investment would involve many of the same risks posed by an acquisition, particularly those risks associated with the diversion of our resources, our inability to generate sufficient revenues, the management of relationships with third parties and potential expenses. Any of these risks could have a material adverse effect on our business, operating results and financial condition.

WE MAY NOT HAVE THE RESOURCES TO SUCCESSFULLY MANAGE ADDITIONAL GROWTH

    Our recent growth has placed, and will continue to place, significant demands on management as well as on our administrative, operational, sales and financial resources. Our inability to sustain or manage any additional growth could have a material adverse effect on our business, operating results and financial condition. To manage additional growth, we must expand our sales, marketing and customer support organizations, further develop our technical expertise so that we can influence and respond to emerging industry standards, and improve our operational processes and management controls.

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RAPID TECHNOLOGICAL CHANGE COULD RENDER OUR PRODUCTS OBSOLETE

    Our markets are characterized by rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, changes in customer requirements and evolving industry standards. The introduction of new products embodying new technologies and the emergence of shifting customer demands or changing industry standards could render our existing products obsolete and unmarketable which would have a material adverse effect on our business, operating results and financial condition. Our future success will depend upon our ability to continue to develop and introduce a variety of new products and product enhancements to address the increasingly sophisticated needs of our customers. This will require us to continue to make substantial product development investments. We may experience delays in releasing new products and product enhancements in the future. Material delays in introducing new products or product enhancements may cause customers to forego purchases of our products and purchase those of our competitors.

LOSS OF OUR RELATIONSHIP WITH MICROSOFT COULD ADVERSELY AFFECT OUR BUSINESS

    We have a key strategic relationship with Microsoft. Microsoft has purchased from us software originally developed by us that enables its Windows NT server platforms to integrate with IBM's MQ Series message-oriented middleware, which currently represents a significant share of the worldwide message-oriented middleware market. Microsoft has stated that it intends to ship a complementary software product developed by us as part of its Windows 2000 operating system and to make it available to its Windows NT server platform customers through its website. Microsoft currently recommends our FalconMQ product as its preferred implementation of the MSMQ functionality on operating systems other than Microsoft Windows. Sales of our FalconMQ product would be significantly affected if Microsoft ceases to recommend it or does not include our complementary software product as part of its Windows 2000 operating system.

LOSS OF ANY ONE OF OUR MAJOR CUSTOMERS COULD ADVERSELY AFFECT OUR BUSINESS IN
  1999

    A significant portion of our business is attributable to a limited number of changing customers. On a pro forma basis after giving effect to the acquisition of Seer, our top five customers accounted for 22% of our 1998 revenue. There can be no assurance that these customers or other of our current customers will continue to purchase our products in the future. The loss of any one of our major customers and/or the failure to attract new customers could have a material adverse effect upon our business. In addition, as a result of our reliance on a limited number of changing customers, our results of operations have fluctuated in the past and may continue to fluctuate materially from period to period.

THERE ARE A NUMBER OF RISKS ASSOCIATED WITH DOING BUSINESS ABROAD

    International sales represented approximately 61% of our 1998 revenues on a pro forma basis after giving effect to the acquisition of Seer. We expect that such sales will continue to generate a significant portion of our total revenue. Our revenues from international sales could be subject to large currency exchange fluctuations, which in some circumstances could reduce our overall revenue. International sales also expose us to a risk of loss due to an increase in the value of the U.S. dollar relative to foreign currencies which would make our products more expensive to potential foreign customers. Additional risks inherent in our international business activities include:

    - unexpected changes in regulatory requirements;

    - tariffs and other trade barriers;

    - cost and risks of customizing products for foreign markets;

    - longer accounts receivable payment cycles and greater difficulty in accounts receivable collections;

    - difficulties in staffing and managing international operations;

    - potentially adverse tax consequences;

    - repatriation of earnings;

    - the burden of complying with a variety of foreign, legal and regulatory restrictions;

    - political instability;

    - possible recessionary environments in economies outside the United States; and

    - reduced protection for intellectual property rights in some countries.

    There can be no assurance that these factors, among others, will not have a material adverse effect on our future international revenue and, consequently, on our business, operating results and financial condition.

OUR PRODUCTS MAY HAVE UNKNOWN DEFECTS WHICH COULD HARM OUR REPUTATION OR
  DECREASE MARKET ACCEPTANCE OF OUR PRODUCTS

    Because our customers depend on our products for their critical systems and business functions, any interruptions caused by unknown defects in our products could damage our reputation, cause our customers to initiate product liability suits against us, increase our product development costs, divert our product development resources, cause us to lose revenue or delay market acceptance of our products, any of which could cause our business to suffer. Our product offerings consist of complex software and services, both internally developed and licensed from third parties. Complex software may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Although we conduct extensive testing, we may not discover software defects that affect our current or new products or enhancements until after they are sold. Such defects could cause our customers to experience severe system failures.

THE COMPLEX TECHNOLOGY OF OUR PRODUCTS SUBJECTS US TO LIABILITY CLAIMS

    Because our products provide critical database access, integration and management functions, we may be subject to significant liability claims if our customers believe that our products have failed to perform their intended functions. Our agreements with customers typically contain provisions intended to limit our exposure to liability claims. However, these contract provisions may not preclude all potential claims. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could have a material adverse effect on our reputation and business, operating results and financial condition.

YEAR 2000 ISSUES MAY CAUSE PROBLEMS WITH OUR SYSTEMS AND EXPOSE US TO LIABILITY

    Many currently installed computer systems and software are unable to distinguish 21(st) century dates from 20(th) century dates. This problem arises because some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result, such equipment and systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. This "Year 2000 Problem" is widely expected to increase in frequency and severity as the Year 2000 approaches.

    The Year 2000 Problem presents us with several potential risks including, but not limited to, the following:

    - SOFTWARE SOLD TO CUSTOMERS. Once licensed, our products interact with other products that are not developed by us and operate on computer systems that are not under our control. These factors could affect the performance of our products if a Year 2000 Problem existed in a different facet of a customer's information technology infrastructure.

    - INTERNAL INFRASTRUCTURE. The Year 2000 Problem could affect computers, software and other equipment that we use internally as well as divert management's attention from ordinary business activities. In addition to computers and related systems, the operation of our office and facilities equipment, such as fax machines, photocopiers, telephone switches, security systems, elevators and other common devices may be affected by the Year 2000 Problem.

    - SUPPLIERS/THIRD-PARTY RELATIONSHIPS. There can be no assurance that our suppliers or other third parties that we rely upon will resolve any or all Year 2000 Problems with their systems on a timely basis.

    - STRAIN ON INFORMATION TECHNOLOGY RESOURCES. The Year 2000 Problem is currently placing a strain on organizations' information technology budgets and resources. Some organizations may lack sufficient resources to undertake the type of integration projects that our product line enables at the same time that they are addressing the Year 2000 Problem.

We are in the process of resolving all Year 2000 Problems that could materially adversely affect our business, financial condition or results of operations. We are currently developing contingency plans to be implemented as part of our efforts to identify and correct Year 2000 Problems affecting our internal systems. However, we believe that it is not possible to determine with complete certainty that all Year 2000 Problems affecting us will be identified or corrected in a timely manner. If we fail to identify and correct all Year 2000 Problems affecting our internal systems, or if we are forced to implement our contingency plans, our business, financial condition or results of operations could be materially adversely affected. In addition, regardless of whether we experience Year 2000 Problems, enterprises may reduce their spending on software and systems during the latter part of 1999 and into 2000 in connection with the potential effects of the Year 2000 Problem or to concentrate their resources on remediation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000" in the documents incorporated by reference for more complete information on the Year 2000 Problem.

FAILURE TO MEET PRODUCT DELIVERY DATES COULD ADVERSELY AFFECT OUR BUSINESS

    Because of the complexity of software products and the possibility of unforeseen technological problems arising late in the development process, it has not been uncommon for software companies to miss announced delivery dates for new products and/or upgrades and modifications to existing products. Unforeseen technical problems may delay the availability of these products and services or cause us to release such products without support for the range of platforms currently anticipated. Any substantial delays in the availability of these products and services could have a material adverse effect on our business.

WE MAY BE UNABLE TO ENFORCE OR DEFEND OUR OWNERSHIP AND USE OF PROPRIETARY
  TECHNOLOGY

    Our success depends to a significant degree upon our proprietary technology. We rely on a combination of patent, trademark, trade secret and copyright law, and contractual restrictions and passwords to protect our proprietary technology. However, these measures provide only limited protection, and there is no guarantee that our protection of our proprietary rights will be adequate. Furthermore, the laws of some jurisdictions outside the United States do not protect proprietary rights as fully as in the United States. In addition, our competitors may independently develop similar technology, duplicate our products or design around our patents or our other intellectual property rights. We may not be able to detect or police the unauthorized use of our products or technology, and litigation may be required in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our proprietary rights. Any litigation to enforce our intellectual property rights would be expensive and time-consuming, would divert management resources and may not be adequate to protect our business.

    We do not believe that any of our products infringe the proprietary rights of third parties. However, companies in the software industry have experienced substantial litigation regarding intellectual property and third parties could assert claims that we have infringed their intellectual property rights. In addition, we may be required to indemnify our distribution partners and end-users for similar claims made against them. Any claims against us would divert management resources, and could require us to spend significant time and money in litigation, pay damages, develop new intellectual property or acquire licenses to intellectual property that is the subject of the infringement claims. These licenses, if required, may not be available on acceptable terms. As a result, intellectual property claims against us could have a material adverse effect on our business, operating results and financial condition.

AS A TECHNOLOGY COMPANY, OUR COMMON STOCK MAY BE SUBJECT TO ERRATIC PRICE
  FLUCTUATIONS

    The market price of our common stock has fluctuated in the past and may in the future be subject to significant fluctuations in response to numerous factors, including: variations in our annual or quarterly financial results or those of our competitors; changes by financial research analysts in their estimates of our earnings or our failure to meet such estimates; conditions in the software and other technology industries; announcements of key developments by competitors; unfavorable developments with respect to our proprietary rights; unfavorable publicity affecting our industry or us; adverse legal events affecting us; and sales of our common stock by existing stockholders. In addition, from time to time, the stock market experiences significant price and volume fluctuations, which may affect the market price of our common stock for reasons which may or may not be related to our performance. Recently, such volatility has particularly impacted the stock prices of publicly traded technology companies. In the past, securities class action litigation has been instituted against a company following periods of volatility in the market price of a company's securities. If similar litigation were instituted against us, it could result in substantial costs and a diversion of our management's attention and resources, which could have an adverse effect on our business.

WE HAVE NOT PAID ANY DIVIDENDS ON OUR COMMON STOCK AND IT IS LIKELY THAT NO
  DIVIDENDS WILL BE PAID IN THE FUTURE

    We have never declared or paid cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

LIRAZ COULD CONTROL MATTERS SUBMITTED TO OUR STOCKHOLDERS

    Liraz Systems, Ltd., an Israeli public company, has voting control over approximately 57% of our outstanding common stock. As a result, Liraz currently has the power to control all matters submitted to our stockholders for a vote, including the election of directors and the approval of mergers and other business combination transactions for which a majority vote is required, regardless of the approval of other stockholders. Such control could adversely affect the market price of our common stock or delay or prevent a change of control. In addition, a wholly owned subsidiary of Liraz has the right to acquire an additional 2,000,000 shares of common stock upon the conversion of our Series A Preferred Stock and exercise of warrants.

SOME OF OUR DIRECTORS HAVE CONFLICTS OF INTEREST INVOLVING LIRAZ

    Liraz, as a controlling stockholder of our company, and Messrs. Arie Kilman, Frank J. Klein and Lenny Recanati, who are directors of our company, are in positions involving the possibility of conflicts of interest with respect to transactions concerning Liraz and our company. Mr. Kilman, our Chairman of the Board and Chief Executive Officer, is also Chairman of the Board, President and a significant stockholder of Liraz. Messrs. Klein and Recanati are executive officers and significant stockholders of Liraz. Some decisions concerning our operations or financial structure may present conflicts of interest between us and Liraz and/or its affiliates. For example, if we are required to raise additional capital from public or private sources to finance our anticipated growth and contemplated capital expenditures, our interests might conflict with those of Liraz and/or its affiliates with respect to the particular type of financing sought. In addition, we may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in our judgment, could be beneficial to us, even though the transactions might conflict with the interests of Liraz and/or its affiliates. If these conflicts do occur, Liraz and its affiliates may exercise their influence in their own best interests. We have in the past engaged in transactions and joint development projects with Liraz.

PROVISIONS OF OUR CHARTER AND BYLAWS AND DELAWARE LAW COULD DETER TAKEOVER
  ATTEMPTS

    Section 203 of the Delaware General Corporation Law, which prohibits certain persons from engaging in business combinations with us, may have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder may consider to be in the holder's best interests. These provisions of Delaware law also may adversely affect the market price of our common stock. Our certificate of incorporation authorizes the issuance, without stockholder approval, of preferred stock, with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Such designations, rights and preferences established by the Board may adversely affect our stockholders. In the event of issuance, the preferred stock could be used, under certain circumstances, as a means of discouraging, delaying or preventing a change of control of our company. Although we have no present intention to issue any shares of preferred stock, we may issue preferred stock in the future. See "Certain Relationships and Related Party Transactions" in our Proxy Statement for our 1999 Annual Meeting of Stockholders.

COMMON STOCK INVESTORS MAY BE DILUTED BY THE EXERCISE OF OPTIONS AND WARRANTS
  AND CONVERSION OF PREFERRED STOCK

    We have reserved 3,845,000 shares of common stock for issuance under our employee and director benefit plans. As of the date of this prospectus, options to purchase an aggregate of 1,808,273 shares of common stock are outstanding pursuant to our employee and director benefit plans. In addition to the 2,100,000 shares of common stock offered hereby, which are issuable upon the exercise of the warrants issued in June 1999, warrants to purchase an additional 700,000 shares of common stock are outstanding. We have also reserved 2,100,000 shares of common stock for issuance upon conversion of the outstanding Series A Preferred Stock. The exercise of such options and warrants or conversion of preferred stock, and subsequent sale of the underlying common stock in the public market could adversely affect the market price of our common stock. Our Series A Preferred Stock and our outstanding warrants include anti-dilution provisions, including in some cases adjustments to the applicable conversion price or exercise price in the event we issue common stock at a price less than the conversion price or exercise price then in effect. This would increase the dilutive impact of future equity offerings at prices less than the conversion price or exercise price of the outstanding warrants.

FUTURE SALES OF OUR COMMON STOCK BY EXISTING INVESTORS COULD ADVERSELY AFFECT
  THE MARKET PRICE OF OUR COMMON STOCK

    Future sales of substantial numbers of shares of common stock (including shares issued upon the exercise of stock options or warrants or conversion of preferred stock) by Liraz, our company or our executive officers or principal stockholders, or the perception that such sales could occur, could adversely affect the market price of our common stock. Currently, all shares of common stock owned by our affiliates are eligible for resale in the public market pursuant to Rule 144 under the Securities Act, except for 1,250,000 shares beneficially owned by Welsh, Carson, Anderson & Stowe and its affiliates (including 250,000 shares issuable upon warrant exercise), which shares may be resold under Rule 144 after December 31, 1999. We have granted registration rights to certain investors, principally including Liraz (which owns 4,933,120 shares of common stock), stockholders of Momentum Software Corporation (covering up to 594,866 shares of common stock and warrants to purchase an additional 200,000 shares of common stock), Candle Corporation (covering up to 246,800 shares of common stock) and Hampshire Securities Corporation, the underwriter for prior offerings of our common stock (covering warrants to purchase up to 250,000 shares of common stock). These registration rights enable those investors to require that we register resales of their securities. We have already filed a registration statement, which remains in effect, covering 140,000 of the shares issuable upon exercise of the warrants held by Hampshire Securities that expire in July 2000. In addition, we have granted Welsh, Carson, Anderson & Stowe and related parties (which together own 1,000,000 shares of common stock and warrants to purchase an additional 250,000 shares) "piggyback" registration rights which allows them to include their shares in any registration statement we file in connection with an underwritten public offering before January 1, 2001. If these investors sell a large portion of their securities on the open market at or about the same time, the market price of our common stock may decline.

WE ARE REQUIRED TO PAY ADDITIONAL AMOUNTS OR ISSUE MORE EQUITY SECURITIES IF WE
  DO NOT FULFILL OUR OBLIGATIONS TO THE HOLDERS OF SERIES A 4% CONVERTIBLE REDEEMABLE PREFERRED STOCK AND WARRANTS

    If we fail to pay dividends on the Series A Preferred Stock when due, or our common stock is delisted from The Nasdaq Stock Market and is not traded on the New York Stock Exchange or American Stock Exchange, or the rights of holders of Series A Preferred Stock are adversely affected by a reclassification of our common stock, the dividend rate on our Series A Preferred Stock would increase to 18% annually, with one-third of such dividend payable in shares of our common stock for the first 60 days that dividends accrue at 18% annually. In addition, we are also required to make additional payments to holders of the Series A Preferred Stock and warrants in the event that we do not fulfill other obligations to the holders, including keeping the registration statement and prospectus for the underlying common stock in effect and current and issuing common stock promptly upon conversion of the Series A Preferred Stock or exercise of warrants. The total amount of cash payments in respect of the Series A Preferred Stock, including dividends and any additional amounts required to be paid, is limited to 19% annually of the liquidation value of the Series A Preferred Stock.

                                USE OF PROCEEDS

    We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. We will, however, receive the proceeds from the exercise of the warrants by the selling stockholders. We anticipate that the net proceeds received by us from the exercise of the warrants will be used for general corporate purposes.

                              SELLING STOCKHOLDERS

    The table below sets forth information with respect to the selling stockholders, including:

    - the name of each selling stockholder;

    - the number of shares of common stock owned by each selling stockholder as of August 6, 1999;

    - the number of shares which may be offered and are being offered by this prospectus for the account of each selling stockholder; and

    - the amount of the class and percentage to be owned by each selling stockholder assuming all of the shares offered by this prospectus are sold.

                                                                                                NUMBER OF SHARES OF
                                                                                                COMMON STOCK TO BE
                                                   NUMBER OF SHARES OF  NUMBER OF SHARES OF    OWNED AFTER OFFERING
                                                      COMMON STOCK      COMMON STOCK WHICH   -------------------------
NAME AND ADDRESS                                        OWNED(1)         MAY BE OFFERED(1)     NUMBER       PERCENT
-------------------------------------------------  -------------------  -------------------  ----------  -------------
Brown Simpson Strategic Growth Fund, Ltd.........         910,000(2)           910,000(2)             *            *
Brown Simpson Strategic Growth Fund, L.P.........         490,000(2)           490,000(2)             *            *
Advanced Systems Europe B.V. (a subsidiary of
  Liraz Systems, Ltd.)...........................       6,933,120(3)         2,000,000(2)     4,933,120           57%
Seneca Capital L.P...............................         389,040(2)           389,040(2)             *            *
Seneca Capital International, Ltd................         410,960(2)           410,960(2)             *            *

------------------------

*   Less than one percent (1%)

(1) The number of shares of common stock owned by each selling stockholder includes the aggregate number of shares of common stock which may be obtained by such stockholder upon conversion of all of the shares of Series A Preferred Stock and exercise of the warrants owned by the stockholder. However, the selling stockholders are not currently the beneficial owners of all of such shares of common stock.

(2) One-half of the shares of common stock owned and offered by each selling stockholder are shares of common stock issuable upon the conversion of Series A Preferred Stock and the other one-half of the shares offered by that selling stockholder are shares issuable upon the exercise of warrants. The exercise price of these warrants is $10.00 per share of common stock subject to adjustment.

(3) Includes 2,000,000 shares of common stock, one-half of which are shares of common stock issuable upon the conversion of Series A Preferred Stock and the other one-half of which are shares issuable upon the exercise of warrants. Also includes 4,933,120 shares of common stock as described in "Advanced Systems Europe and Liraz" below.

ADVANCED SYSTEMS EUROPE AND LIRAZ

    Advanced Systems Europe B.V. is a wholly owned subsidiary of Liraz Systems, Ltd., which beneficially owns an additional 4,933,120 shares of our common stock. The address of Liraz is 5 Hazoref Street, Holon 58856 Israel. The 4,933,120 shares owned by Liraz include 2,071,257 shares that Liraz may be deemed to share voting power and dispositive power with Liraz Export (1990) Ltd., an Israeli corporation and a wholly owned subsidiary of Liraz. Mr. Arie Kilman is our Chief Executive Officer and Chairman of the Board of Directors and the President and Chairman of the Board of Directors of Liraz. We have been advised that, as of December 31, 1998, Mr. Kilman owned 1,170,670 ordinary shares of Liraz, which was approximately 19.4% of the ordinary shares of Liraz. Mr. Kilman may, by reason of his ownership in and relationship with Liraz, be deemed to share voting power and dispositive power with respect to the 4,933,120 shares of our common stock beneficially owned by Liraz and therefore may be deemed to be the beneficial owner of such shares.

    Mr. Kilman is a party to a shareholders' agreement with PEC Israel Economic Corporation and Discount Investment Corporation Ltd., pursuant to which Mr. Kilman, PEC and Discount Investment have agreed to act together to elect directors of Liraz and for certain other purposes. We have been advised that each of PEC and Discount Investment beneficially own approximately 20.75% of the ordinary shares of Liraz as of December 31, 1998. By virtue of the shareholders' agreement, each party to the shareholders' agreement may be deemed to own beneficially the ordinary shares of Liraz owned by the other parties. Each party to the shareholders' agreement disclaims any beneficial ownership of the ordinary shares of Liraz owned by the other parties.

    IDB Holding Corporation Ltd. owns approximately 71.48% of the outstanding shares of IDB Development Corporation Ltd. IDB Development, in turn, owns approximately 81% of the outstanding PEC common stock and approximately 54% of the outstanding Discount Investment common stock. By reason of the IDB Holding's ownership of IDB Development voting securities, IDB Holding may be deemed to be the beneficial owner of PEC common stock and Discount Investment common stock held by IDB Development. By reason of their positions with, and control of voting securities of, IDB Holding, Messrs. Ralphael Recanati of Tel Aviv, Israel, and Jacob Recanati of Haifa, Israel, who are brothers, and Leon Recanati of Tel Aviv, Israel and Judith Yovel Recanati of Herzliya, Israel, who are brother and sister, may be each deemed to share the power to direct the voting and disposition of the outstanding shares of PEC common stock and Discount Investment common stock owned by IDB Development and may each, under existing regulations of the SEC, therefore be deemed a beneficial owner of the shares. Leon Recanati and Judith Yovel Recanati are the nephew and niece of Raphael and Jacob Recanati. Companies that the Recanati family control hold approximately 53.2% of the outstanding shares of IDB Holding.

    The 4,933,120 shares owned by Liraz includes 1,250,000 shares of our common stock beneficially owned (including 250,000 shares issuable upon warrant exercise) by Welsh, Carson, Anderson & Stowe VI, L.P. and certain affiliated or associated parties, which Liraz and our company may be deemed to share voting power and/or investment power pursuant to an agreement between our company and these entities dated November 23, 1998.

                          DESCRIPTION OF CAPITAL STOCK

    The following descriptions of certain provisions of the certificate of incorporation and bylaws of our company are necessarily general and do not purport to be complete and are qualified in their entirety by reference to the certificate of incorporation and bylaws of our company which have been incorporated by reference herein.

COMMON STOCK

    The authorized capital stock of our company consists of 50 million shares, of which 40 million shares have been designated common stock, par value $.001 per share. As of August 4, 1999, there were 8,795,297 shares of common stock issued and outstanding, held by approximately 104 holders of record. The holders of common stock are entitled to one vote for each share on all matters submitted to a vote of stockholders. Holders of common stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefore, subject to the dividend and liquidation rights of any preferred stock (as described below) that may be issued, and subject to the dividend restrictions in certain credit facilities and various other agreements. In the event of the liquidation, dissolution or winding-up of our company, the holders of common stock are entitled to share equally and ratably in our assets, if any, remaining after provision for payment of all debts and liabilities of the company and satisfaction of the liquidation preference of any shares of preferred stock that may be outstanding. The holders of common stock have no preemptive, subscription, redemptive or conversion rights. The outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

    Our company is authorized to issue 10 million shares of preferred stock, par value $.001 per share. The Board of Directors of our company has authority, without stockholder approval, to issue shares of preferred stock in one or more series and to determine the number of shares, designations, dividend rights, conversion rights, voting power, redemption rights, liquidation preferences and other terms of any such series. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of the holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring, or preventing a change in control of our company. As of the date of this prospectus, 21,000 shares have been designated as Series A 4% Convertible Redeemable Preferred Stock and are issued and outstanding. There are no present plans for any further issuances of preferred stock.

DELAWARE LAW AND ANTI-TAKEOVER PROVISIONS

    Section 203 of the Delaware General Corporation Law generally prohibits an interested stockholder from entering into certain types of business combinations with a Delaware corporation for three years after becoming an interested stockholder. An "interested stockholder" under the Delaware General Corporation Law is any person other than the corporation and its majority-owned subsidiaries who own at least 15% of the outstanding voting stock, or who owned at least 15% within the preceding three years, and this definition includes affiliates of the corporation. Briefly described, the prohibited combinations include:

    - mergers or consolidations;

    - sales, leases, exchanges or other dispositions of 10% or more of (1) the aggregate market value of all assets of the corporation, or (2) the aggregate market value of all the outstanding stock of the corporation;

    - issuances or transfers by the corporation of its stock that would increase the proportionate share of stock owned by the interested stockholder;

    - receipt by the interested stockholder of the benefit of loans, advances, guarantees, pledges or other financial benefits provided by the corporation; and

    - any other transaction, with certain exceptions, that increases the proportionate share of the stock owned by the interested stockholder.

    A Delaware corporation may choose not to have Section 203 of the Delaware General Corporation Law apply. Our company has chosen in our certificate of incorporation, however, to accept the protections of Section 203. Nevertheless,
Section 203 will not apply in the following cases:

    - if, before the stockholder became an interested stockholder, the board of directors approved the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    - if, after the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, subject to technical calculation rules; or

    - if, on or after the time the interested stockholder became an interested stockholder, the board of directors approved the business combination, and at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder also ratified the business combination at a stockholders' meeting.

    Because Liraz and certain of its affiliates have beneficially owned more than 15% of the outstanding voting stock of our company for longer than the three-year restricted period, the restrictions under the Delaware General Corporation Law on business combinations generally do not apply to Liraz and its affiliates.

                              PLAN OF DISTRIBUTION

    Our company is registering the shares of common stock on behalf of the selling stockholders. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by us, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of shares which will be borne by the selling stockholders. Sales of shares may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions) on The Nasdaq National Market, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinated broker acting in connection with the proposed sale of shares by the selling stockholders.

    The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction).

    The selling stockholders may make these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

    The selling stockholders and any broker-dealers that act in connection with the sale of shares are "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers or any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

    Because selling stockholders are "underwriters" within the meaning of
Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

    Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

    Upon our being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

    - the name of each such selling stockholder and of the participating broker-dealer(s);

    - the number of shares involved;

    - the initial price at which such shares were sold;

    - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

    - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

    - other facts material to the transactions.

In addition, upon our being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                                    EXPERTS

    The financial statements for the year ended December 31, 1998 which are incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report with respect thereto. The financial statements have been incorporated by reference in this prospectus in reliance upon their report given on their authority as experts in auditing and accounting.

    The financial statements for the year ended December 31, 1997 which are incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Grant Thornton LLP, independent auditors, as stated in their report with respect

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
thereto. The financial statements have been incorporated by reference in this prospectus in reliance upon their report given on their authority as experts in auditing and accounting.

    The financial statements for the year ended December 31, 1996 which are incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Lurie, Besikof, Lapidus & Co., LLP, independent auditors, as stated in their report with respect thereto. The financial statements have been incorporated by reference in this prospectus in reliance upon their report given on their authority as experts in auditing and accounting.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered in this prospectus will be passed upon for our company by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia.

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